U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED
PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: BROADWAY TRUST

Address of Principal Business Office (No. & Street, City, State, Zip Code):
303 Broadway, Cincinnati, Ohio 45202

Telephone Number (including area code): 513/362-8217

Name and address of agent for service of process:

Mr. Jay S. Fitton
303 Broadway
Cincinnati, Ohio 45202

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes ☒ No ☐

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Cincinnati and the State of Ohio on the 15th day of March, 2007.

Jay S. Fitton
Secretary
Attest:	Frank L. Newbauer
Assistant Secretary